UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 28, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of December 30, 2023

As of December 30, 2023, our net asset value (“NAV”) per common share is $11.31. This NAV per common share shall be effective until updated by us on or about March 31, 2024 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 30,2023 [1]	September 30, 2023 [1]
ASSETS
Investments, at fair value	$74,716	$84,595
Cash and cash equivalents	6,400	3,386
Current interest receivable	-	-
Other assets	609	575
Total Assets	$81,725	$88,556

LIABILITIES
Accounts payable	$63	$47
Due to related party	127	137
Dividends payable	293	352
Settling subscriptions	12	2
Total Liabilities	$495	$538

NET ASSETS CONSIST OF:
Fundrise Midland Opportunistic REIT, LLC Members’ Equity:
Common shares; 7,185,024 and 7,471,932 shares outstanding, net of offering costs, on December 30, 2023 and September 30, 2023, respectively	$23,242	$27,168
Retained earnings	22,242	21,829
Net adjustments to fair value	35,746	39,021
NET ASSETS	$81,230	$88,018
NET ASSET VALUE PER SHARE, on 7,185,024 and 7,471,932 shares outstanding, net of offering costs, for the periods ended December 30, 2023 and September 30, 2023, respectively	$11.31	$11.78

[1] Estimated Balance Sheets as of December 30, 2023 and September 30, 2023.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on January 1, 2024, the per share purchase price of our Common Shares will be $11.31 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2024, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2017 to December 30, 2023.

Date	NAV Per Share
December 31, 2017	$10.00
March 31, 2018	$10.00
June 30, 2018	$10.00
September 30, 2018	$10.00
December 31, 2018	$10.00
March 31, 2019	$10.00
June 30, 2019	$10.00
October 1, 2019	$10.00
December 31, 2019	$10.00
March 31, 2020	$10.00
June 30, 2020	$9.81
September 30, 2020	$9.84
December 31, 2020	$10.51
March 31, 2021	$10.65
June 30, 2021	$11.42
September 30, 2021	$13.29
December 31, 2021	$14.43
March 31, 2022	$14.97
June 30, 2022	$14.96
September 30, 2022	$15.43
December 31, 2022	$12.53
March 31, 2023	$12.38
June 30, 2023	$12.15
September 30, 2023	$11.78
December 30, 2023	$11.31

Share Redemption Plan Status

For the quarter ended December 31, 2023, we expect to redeem approximately 349,900 common shares pursuant to our share redemption plan.

Real Estate Performance

The Company experienced a decrease in NAV driven by (among other things) macroeconomic headwinds and rising interest rates which resulted in slightly higher cap rates across the portfolio.

However, the majority of the assets continue to perform as expected and are progressing through their respective business plans. We remain confident in the stability of the Company's portfolio and its long term return potential, especially in the current macroeconomic environment.

Declaration of Dividend

On December 28, 2023, the Manager of the Company declared a daily distribution of $0.0006849315 per share (the “January 2024 Daily Distribution Amount”) (which equates to approximately 2.21% on an annualized basis calculated at the current rate, assuming a $11.31 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2024 and ending on January 31, 2024 (the “January 2024 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the January 2024 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2024. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      January 2, 2024